EXHIBIT 18




May 8, 1997



Mr. Donald Kiernan
Senior Vice President, Treasurer and
Chief Financial Officer
SBC Communications Inc.
175 W. Houston Street
San Antonio, Texas  78205

Dear Mr. Kiernan:

Note 3 of Notes to Consolidated  Financial Statements of SBC Communications Inc.
(SBC) included in its Form 8-K filed in connection with the merger of SBC and Pacific Telesis Group (PAC) describes changes in the methods of accounting for pensions, postretirement benefits, and sales commissions. You have advised us that you believe that the changes are to conform the accounting methods of SBC and PAC and that the new methods are preferable because the new methods for pensions and postretirement benefits are more widely used and the new method for sales commissions is prevalent industry practice.

We conclude that the changes in the methods of accounting for the items described above are to acceptable alternative methods which, based on your business judgment to make these changes for the reasons cited above, are preferable in your circumstances.




                                                               ERNST & YOUNG LLP